NASDAQ-Listed SVRN, Inc. Completes Its Corporate Transformation

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SVRN, Inc. --+

Aug 27, 2026, 16:45 ET

SVRN Holds 55.5 Million NEAR and Launches Public Dashboard Detailing Its Digital Asset Treasury and Staking Positions

NEW YORK, Aug. 27, 2026 /PRNewswire/ -- SVRN, Inc. ("SVRN" or the "Company") (NASDAQ: SVRN) today announced the completion of the corporate transformation it began in October 2025. As the final step, the Company's legal name has changed from OceanPal Inc. to SVRN, Inc., effective upon the filing of an amendment to the Company's Articles of Incorporation on August 27, 2026, aligning the corporate entity with the name under which the Company has operated and traded since November 2025. The Company's common shares continue to trade on the Nasdaq Capital Market under the ticker symbol "SVRN."

On October 28, 2025, OceanPal Inc., then an owner and operator of dry bulk vessels and product tankers, closed a $120 million private placement in partnership with the NEAR Foundation and formed SovereignAI Services LLC to build a digital asset treasury anchored by NEAR, with a stated target of accumulating 10% of the NEAR token supply over time, and to drive commercial adoption of the protocol.

Since that announcement, the Company has built and actively manages the only publicly traded NEAR digital asset treasury, holding more than 55.5 million tokens, with institutional staking and qualified custody relationships in place. SVRN's commercial adoption work is underway across NEAR's product set, including a pilot partnership with Oracle bringing stablecoin payments to Oracle Simphony point-of-sale systems, settled on NEAR.

In July 2026, the Company sold its shipping business, retired all Series C preferred stock, and eliminated all outstanding debt, with no cash paid, no stock issued, and no NEAR sold. OceanPal Inc., SovereignAI, and SVRN now refer to a single company: SVRN, Inc.

SVRN's digital asset treasury and commercialization strategy are both focused on NEAR, the open infrastructure for the agentic economy. The Company believes that control over assets, data, and the Al agents acting on an individual's behalf is determined at the infrastructure layer. That conviction is why SVRN does more than hold NEAR, it works to expand adoption of the protocol and the products built on it.

"In ten months, we've continued to expand one of the largest institutional positions in NEAR, successfully restructured the capital stack, and exited the legacy business entirely," stated Sal Ternullo, Chief Executive Officer of SVRN. "We're now at the end of the beginning. Completing the transformation is a critical moment that sets up a clean foundation and a single focus on advancing this important technology."

SVRN's dashboard presents the Company's holdings, mNAV, and calculation methodology, with positions updated periodically. The dashboard allows investors to view the Company's digital asset position directly, including progress toward its stated accumulation target.

AboutSVRN

SVRN, Inc. (NASDAQ: SVRN) exists to keep individuals in control of their assets, their data, and the Al agents that act on their behalf. At the center of its work is NEAR Protocol, the open infrastructure for the agentic economy. SVRN's strategy comprises actively managing a digital asset treasury anchored by NEAR, driving commercial adoption of NEAR's products, and backing, building, and acquiring ventures that serve its mission. For more information, visit www.svrn.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "expect," "intend," "plan," "anticipate," "believe," "target," "will," and similar expressions. These statements include, but are not limited to, statements regarding the anticipated benefits of the Company's corporate transformation, name change, and simplification of its capital structure; the Company's stated target of accumulating 10% of the total NEAR token supply over time; the Company's ability to execute its strategy of actively managing its NEAR treasury and driving commercial adoption of NEAR Protocol and the products built on it; the anticipated scope, progress, or outcome of the Company's pilot partnership with Oracle; the Company's beliefs regarding the development of infrastructure for the agentic economy; the timing and completion of the Company's audit and internal control remediation; and the Company's intention to publish and periodically update information on its public dashboard.

These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors - many of which are beyond the Company's control - that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others: the Company's ability to complete its audit and internal control remediation and to file its delayed Annual Report on Form 20-F for fiscal year 2025, and the risk that reported figures change, including materially, upon completion of the audit or as a result of valuation changes; the market price and volatility of NEAR and the concentration of the Company's assets in a single digital asset; the Company's ability to acquire additional NEAR on acceptable terms or to achieve its stated accumulation target; risks relating to staking, custody, and counterparty arrangements; the Company's ability to convert pilots and partnerships into commercial deployments or revenue; the Company's limited operating history in its current business following the divestiture of its legacy shipping operations; the Company's ability to raise and deploy capital effectively; developments in technology and the competitive landscape; the continued development, security, and adoption of NEAR Protocol and the actions of third parties within its ecosystem; changes in law, regulation, or the regulatory treatment of digital assets; the Company's ability to maintain compliance with Nasdaq listing requirements; and other risks and uncertainties described in the Company's filings with the U.S. Securities and Exchange Commission, including the risk factors in its most recent Annual Report on Form 20-F (filed under the Company's former name, OceanPal Inc.) and its Report on Form 6-K furnished May 19, 2026, available at www.sec.gov.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SOURCE SVRN, Inc.